Contact

www.linkedin.com/in/alan-gao-2334a724 (LinkedIn)

Top Skills

Social Media
SEO
Strategic Planning

Languages

Chinese (Native or Bilingual)
English (Native or Bilingual)

Honors-Awards

2nd place (Saxophone), Central Conservatory Of Music woodwind competition (natioanwide)

1st place, YAMAHA woodwind competition, Shenzhen, China

1st place, YAMAHA woodwind competition, Shenzhen, China

Patents

Automatic Electronic Information Display Device

自助式信息显示装置及其使用方法

Alan Gao

Co-founder and CTO at Skillest
Greater Melbourne Area

Experience

Skillest
Co-founder and CTO
July 2016 - Present (6 years 5 months)
Melbourne, Australia

Build Skillest iOS app and backend.

Eulers Bridge
Co-founder and Software Engineer
March 2014 - October 2019 (5 years 8 months)
Melbourne, Australia

Build Isegoria iOS app.

Saxvy Pty Ltd
Owner
August 2009 - July 2014 (5 years)

Education

University of Melbourne
Master of Engineering (M.Eng.), Computer Software Engineering · (2010 - 2012)

Carnegie Mellon University
Exchange semester, Computer Science · (2011 - 2011)

University of Melbourne
Bachelor of Commerce (B.Com.), Economics and Finance · (2008 - 2010)

Como secondary high school
High school · (2006 - 2008)

szsy
High school · (1995 - 2006)